Mail Stop 4561

      February 27, 2007

John M. Dionisio
Chief Executive Officer
Aecom Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, CA  90071

Re:	Aecom Technology Corporation
	Registration Statement on Form 10
	File No. 0-52423
      Filed January 29, 2007

Dear Mr. Dionisio:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-
day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please update your financial statements and related notes in accordance with Rule 3-12 of Regulation S-X.

3. We note in Schedule 5.15(c) to the note purchase agreement, filed as Exhibit 10.3, that as of May 29, 1998, you had a 49% ownership interest in Williams Brothers Iran Consulting Engineers. Iran is identified by the U.S as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please advise us whether you continue to hold an interest in Williams Brothers Iran Consulting Engineers and, if so, describe that company and its operations, including any contacts with Iran. Describe for us any other past, current and anticipated contacts you have with Iran, whether through affiliates or other direct or indirect arrangements.
Your response should describe any agreements, commercial arrangements or other contacts with the government of Iran or entities controlled by that government. We may have further comment.

Special Note Regarding Forward-Looking Statements

4. Please advise us why you believe you are entitled to the safe-harbor provisions of the Private Securities Litigation Reform Act of
1995. We note that at the time this Form 10 was filed you were not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

Business, page 1

5. We note that the registration statement includes disclosures regarding the industry and your relative competitive position. For example, refer to the second paragraph of page two. Please provide us documentation that supports these disclosures. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

6. We note you include financial and statistical data for as of September 30, 2006. Please update this disclosure to as of December
31, 2006.

Risk Factors, page 15

7. For the first two risk factors, please revise the disclosure to describe any material examples of the risk occurring in the last two years.

We conduct a portion of our operations through joint ventures..., page 16

8. To the extent material, please quantify in the disclosure the extent of your operations that are conducted though joint ventures that you do not control.

Selected Consolidated Financial Data, page 22

9. Reference is made to your disclosure of cash and cash equivalents, excluding cash in consolidated joint ventures as a non-GAAP measure.
Tell us how you have complied with the disclosure requirements of
Item 10(e) of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 23

Components of Income and Expense, page 23

10. We note management uses two non-GAAP measures, net service revenues and separate recognition of compensation expense associated with stock matches, to analyze the results of operations. Yet you have also provided a non-GAAP calculation of gross profit. Please substantially revise your disclosure to clearly state what non-GAAP measures you are presenting and provide all relevant disclosures required by Item 10(e) of Regulation S-K. In this regard, provide a statement disclosing the reasons why management believes that non-GAAP gross profit provides useful information to investors and the purposes for which management uses this measure. In addition, you should avoid titles that are the same or confusingly similar to GAAP financial measures and include a reconciliation to the most comparable measure in accordance with GAAP. Note that your reference to footnote 19 would not be sufficient.

Amended and Restated Credit Agreement, page 38

11. Please briefly describe the financial covenants of the credit agreement and your senior notes.

Quarterly Results of Operations, page 41

12. Please advise us your basis for presenting consolidated quarterly information on a basis other than GAAP or revise accordingly.

Subsequent Events, page 44

13. Please disclose the cost of the HSMM acquisition.

14. Please update the disclosure regarding the SEEIP loans.

Security Ownership..., page 45

15. Please disclose the natural persons that control the voting and dispositive powers of the shares held by GSO Capital Partners.

16. Please revise footnote (4) to clarify whether the number of shares of common stock held by U.S. Trust Company includes shares issuable upon conversion of the Convertible Preferred Stock. If not, please tell us why you have omitted the underlying shares from the table.

Executive Compensation, page 54

Overview, page 54

17. We note your description of the impact on compensation if your financial performance improves relative to the performance targets.
Please describe the impact on each type of compensation to the extent the company`s financial performance fails to satisfy the performance targets. Please address how failures may impact the determination of future performance targets.

18. Please disclose your policy for adjusting compensation to the extent the calculations used to compute performance measurement targets are later restated.

Elements of Compensation, page 55

19. Please disclose why the board modified the 2005PEP and 2006PEP as described in the third paragraph on page 57.

20. Please disclose why the board provided a one-time 100% acceleration of vesting of employee options as described in the first paragraph on page 58.

Summary Compensation Table..., page 61

21. Refer to footnote 2. Please confirm to us that any amounts accrued but not paid in 2006 have been included in the table.

Grants of Plan-based Awards for Fiscal Year 2006, page 63

22. Please tell us the purpose of the last column in this table. In addition, please disclose the methodology for determining the exercise or base price of options awards and the methodology for determining the grant date fair market value disclosed in the last column. Refer to Instruction 3 to Item 402(d) of Regulation S-K.

Non-Qualified Deferred Compensation for Fiscal Year 2006, page 68

23. Please provide a footnote quantifying the extent to which amounts reported in the earnings column have been reported as compensation in the summary compensation table. Refer to the instruction to Item
402(i)(2).

Market Price of and Dividends On the Registrant`s Common Equity and
Related Stockholder Matters, page 76

24. We note that you have publicly disclosed that you expect to conduct an initial public offering in the second or third quarter of calendar 2007. Please include similar disclosure, within the provisions of Rule 135 of the Securities Act, regarding your plans to create a trading market for your shares.

Recent Sales of Unregistered Securities, page 77

25. For each sale, please disclose the date of the sale and the number of securities sold on that date. Also, please disclose the type and amount of consideration paid in each sale. For securities issued in connection with the acquisition of a company, please clarify whether the consideration received was securities of the acquired company. Please identify each privately-held company referenced in this section.

26. With respect to private placements relying on Regulation D, please provide additional information regarding the number and types of purchasers.

Description of Registrant`s Securities to be Registered, page 79

27. Please disclose the terms of the stock repurchase plan.
Provide
a detailed description of how the stock price is determined.

Convertible Preferred Stock, page 80

28. Please provide a more detailed explanation of how the dividend rate on your preferred stock is determined.

Financial Statements and Notes

Consolidated Statements of Income, page F-4

29. We note that you have included equity in earnings of joint ventures within operating income. Please advise how your presentation complies with Rule 5-03 of Regulation S-X.

Note 15 - Stockholders` Equity, page F-27

30. Please explain to us how you considered the guidance in SFAS
133
and EITF 00-19 in determining the accounting for the conversion features of your Convertible Preferred Stock.

Note 24 - Subsequent Events, page F-33

31. Please quantify the purchase price for your acquisitions subsequent to year end. To the extent any are material, advise us how you have complied with Rule 3-05 of Regulation S-X.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Direct any questions regarding the accounting comments to Yolanda Crittendon at (202) 551-3472, or Cicely LaMothe at (202)
551-
3413.  Direct any other questions to Michael McTiernan at (202)
551-
3852, or the undersigned at (202) 551-3780.



	Sincerely,



	Karen J. Garnett
	Assistant Director




John M. Dionisio
Aecom Technology Corporation
February 27, 2007
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